ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update – Routine Announcements from
18 December 2009 to 4 February 2010

National Grid plc (‘NG’)
2nd February 2010
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Block Listing Six Monthly Return
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NB: References are to NG Ordinary shares of 11 17/43p.

1. Name of Company	National Grid plc

2. Name of Scheme	Employee Shareschemes

3. Period	1 August 2009 to 31 January 2010

4. Shares not issued at end of last period:	1,289,177

5. Shares issued/allotted during period:	Nil

6. Balance not yet issued/allotted at end of period:	1,289,177

7. No. of shares originally listed and date of admission:	On 1 August 2005 following NG’s capital consolidation, a total of 2,712,727,627 New Ordinary Shares of 11 17/43 pence were in issue. See Note below:

Note: The Company’s share repurchase programme (into Treasury) continued until 24 September 2008. Sharescheme operations continue to be principally satisfied by transfer of treasury shares. Total number of shares in issue at end of the period:
2,617,190,095; of which the holding of Treasury shares at 31 January 2010 was 145,818,673; leaving a balance of 2,471,371,422 shares with voting rights.
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Contact: D C Forward, Assistant Secretary
Tel: 0207 004 3226

Monday 1 February 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid plc’s registered capital at 31 January 2010 consisted of 2,617,190,095 ordinary shares, of which 145,818,673 had been purchased in the market and registered as Treasury Shares; leaving a balance of 2,471,371,422 shares with voting rights.

National Grid has also been notified that, earlier today, 10,774 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 1 February 2010 consists of 2,617,190,095 ordinary shares, of which 145,807,899 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,471,382,196 shares with voting rights.

The figure of 2,471,382,196 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

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National Grid plc (‘NG’)
21 January 2010

Notification of Directors’ Interests
- Scrip Dividend and Dividend Reinvestment:

NG today received notification from the Trustee that, following the operation of cash dividend reinvestment (the shares were purchased in the market at 653p per share on 20 January 2010):

• In the Lattice Group All Employee Share Ownership Plan, Steve Lucas became interested in an additional 21 ordinary shares;

• In the National Grid Share Incentive Plan, Mark Fairbairn became interested in an additional 38 ordinary shares.

• Steve Holliday became interested in a total of 488 shares held under the National Grid Share Matching Scheme, allotted on 20 January 2010 under the terms of the National Grid plc Scrip Dividend Scheme (the ‘Scheme’) at the Scrip Dividend Reference Price of 646.5p per share.

NG also received notification earlier today from the Registrars that, under the Scheme, Sir John Parker and Mark Fairbairn became interested in an additional 104 and 1,337 shares respectively. The shares were allotted on 20 January 2010 under the terms of the Scheme at the Scrip Dividend Reference Price of 646.5p per share.

The Directors total interests after these changes are:

Director	Total interest after event
Mark Fairbairn	674,908

Steve Holliday	1,395,061

Steve Lucas	849,756

Sir John Parker	81,635

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Contact: D C Forward, Assistant Secretary
0207 004 3226

Monday, 18 January 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 13,202 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 18 January 2010 consists of 2,606,666,100 ordinary shares, of which 145,818,673 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,460,847,427 shares with voting rights.

The figure of 2,460,847,427 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc (NG.)

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12th January 2010

Notification of Major Interest in NG. Ordinary Shares

NG has today received a further notification from Crescent Holding GmbH, over total return equity swaps.

The relevant transactions have been in place for a number of years and (as required by changes made to DTR5) were notified in June 2009. There was a further notification as a result of the extension of those transactions on 15 July 2009 to (a) 20 January 2010 (in the case of one transaction, referable to 34,581,633 voting rights) and (b) 20 July 2010 (in the case of the other transactions, referable to 72,142,857 voting rights). This notification is merely as a result of the extension, on 8 January 2010, of the transaction mentioned in (a) above (referable to 34,581,633 voting rights) from 20 January 2010 to 20 July 2010, so that all transactions (referable in aggregate to 106,724,490 voting rights- representing in total 4.34% of NG voting share capital) now have the same expiry date of 20 July 1010.

This notice is given in fulfilment of National Grid plc’s obligation under the DTR requirements.

12 January 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, late yesterday, 14,680 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 11 January 2010 consists of 2,606,666,100 ordinary shares, of which 145,831,875 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,460,834,225 shares with voting rights.

The figure of 2,460,834,225 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc (“NG”)

Thursday 7th January 2010

Notification of Directors’ Interests

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NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 42,711 NG ordinary shares under the scheme was confirmed by the Trustee today, the shares having been purchased in the market today, at a price of 658.2 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	19 Ordinary Shares

Steven Holliday	19 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	673,533 Ordinary Shares

Steven Holliday	1,394,573 Ordinary Shares

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Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223)

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 19 shares purchased by the SIP Trustee for his partner.

Monday 4 January 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, late on Thursday 31 December, 11,166 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 31 December 2009 consists of 2,606,666,100 ordinary shares, of which 145,846,555 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,460,819,545 shares with voting rights.

The figure of 2,460,819,545 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

31 December 2009

National Grid plc (NG)

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Directors’ Interests

(Sharesave Scheme — Grant of options)

Yesterday, options were granted to eligible group employees under the Employee Sharesave Scheme, in the eighth invitation under the Scheme. The following executive director was included:

National Grid Ordinary shares at option price of 520p per share

Sharesave Option Granted To	Number of NG Shares	Exercise Period	Total Interest Now

Steve Lucas	2,990	6 months from 1 April 2015	849,735

Contact: Robin Kerner, Assistant Secretary- Share Schemes (0207 004 3223)

21 December 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 250,000 shares held in Treasury were transferred to share scheme trustees. Following this change, National Grid plc’s registered capital from 21 December 2009 consists of 2,606,666,100 ordinary shares, of which 145,857,721 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,460,808,379 shares with voting rights.

The figure of 2,460,808,379 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226